TASEKO MINES LIMITED
Management’s Discussion and Analysis

This management’s discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the condensed consolidated interim financial statements and notes thereto, prepared in accordance with IFRS for the six and three month periods ended June 30, 2014 (collectively, the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the most recent Form 40-F/Annual Information Form, which is available on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

This MD&A is prepared as of July 28, 2014. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

TASEKO MINES LIMITED
Management’s Discussion and Analysis

OVERVIEW

Taseko Mines Limited (“Taseko” or “Company”) is a mining company that seeks to create shareholder value by acquiring, developing, and operating large tonnage mineral deposits which, under conservative forward metal price assumptions, are potentially capable of supporting a mine for 10 years or longer. The Company’s sole operating asset is the 75% owned Gibraltar Mine, a large copper/molybdenum mine located in central British Columbia. The Gibraltar Mine has undergone a major expansion in recent years and is now one of the largest copper mines in North America. Taseko also owns the New Prosperity gold-copper, Aley niobium and Harmony gold projects.

HIGHLIGHTS

	Three months ended			Six months ended
Financial Data	June 30,			June 30,
(Cdn$ in thousands, except for per share
amounts)	2014	2013	Change	2014	2013	Change
Revenues	107,307	68,191	39,116	212,303	128,341	83,962
Earnings from mining operations before depletion and amortization*	26,665	12,923	13,742	46,104	32,516	13,588
Earnings from mining operations	13,334	4,592	8,742	22,121	17,806	4,315
Net earnings (loss)	2,628	(14,721)	17,349	(6,520)	(25,203)	18,683
Per share - basic (“EPS”)	0.01	(0.08)	0.09	(0.03)	(0.13)	0.10
Adjusted net earnings (loss)*	(2,172)	(10,177)	8,005	(4,881)	(13,010)	8,128
Per share - basic (“adjusted EPS”) *	(0.01)	(0.05)	0.04	(0.03)	(0.07)	0.04
EBITDA *	23,336	(2,171)	25,507	32,194	(2,495)	34,689
Adjusted EBITDA *	19,217	3,888	15,329	33,811	13,763	20,048
Cash flows provided by (used for) operations	13,551	25,731	(12,180)	36,852	21,987	14,865

Operating Data (Gibraltar - 100% basis)	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013
Copper contained in concentrate and copper cathode
Production (million pounds Cu)	38.5	34.5	33.5	36.7	28.1
Sales (million pounds Cu)	38.7	40.0	37.0	26.6	27.8
Inventory (million pounds Cu)	4.1	4.4	10.1	13.6	3.5
Per unit data (US$ per pound) *
Operating costs of production*	$2.11	$2.19	$1.88	$1.95	$2.09
By-product credits	(0.35)	(0.21)	(0.18)	(0.04)	(0.15)
Net operating costs of production *	$1.76	$1.98	$1.70	$1.91	$1.94
Off-property costs	0.36	0.50	0.44	0.30	0.40
Total operating costs *	$2.12	$2.48	$2.14	$2.21	$2.34

*Non-GAAP performance measure. See page19 of this MD&A.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

HIGHLIGHTS - CONTINUED

  Second quarter earnings from mining operations before depletion and amortization were $26.7 million, a 38% increase from the previous quarter and up 107% from the second quarter of 2013;

  Total sales for the second quarter of 2014 were 38.1 million pounds of contained copper in concentrate and 0.6 million pounds of copper cathode (100% basis);

  Net operating costs of production declined to US$1.76 per pound produced from US$1.98 per pound produced in the first quarter of 2013;

  Second quarter copper production at Gibraltar increased to 38.5 million pounds (100% basis), a 37% increase over the second quarter of 2013. Gibraltar mine is now operating at the design capacity of its recent expansion and the focus is now on increasing recoveries to further increase copper production;

  Copper head grade was 0.285% in the second quarter, which is below the Granite pit average grade. Copper grade is expected to trend toward the Granite pit average in the second half of 2014;

  Copper recoveries were 85.3% and molybdenum recoveries were 41.4%;

  The Gibraltar SX/EW plant recommenced operations in April 2014 and produced 0.9 million pounds of copper cathode in the second quarter of 2014;

  The Company generated cash flows from operations of $13.5 million in the second quarter of 2014, and this was achieved despite $6.8 million of negative working capital adjustments primarily related to the timing of cash receipts from customers;

  The Company ended the second quarter of 2014 with a cash balance of $77.4 million; and

  Canada's highest court issued a historic decision by formally declaring aboriginal title to exist in a defined area of British Columbia historically occupied by the Tsilhqot'in people. The ruling confirms that Taseko's New Prosperity Gold-Copper project is located in an area where aboriginal title does not exist.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating results in the following table are presented on a 100% basis.

Operating Data (100% basis)	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013
Tons mined (millions)	30.2	25.9	21.5	22.6	22.7
Tons milled (millions)	7.7	7.0	7.6	6.8	5.8
Strip ratio	3.1	2.8	3.9	2.6	3.3
Copper concentrate
Grade (%)	0.285	0.290	0.270	0.315	0.281
Recovery (%)	85.3	84.6	81.7	85.9	85.8
Production (million pounds Cu)	37.6	34.5	33.5	36.7	28.1
Sales (million pounds Cu)	38.1	40.0	37.0	26.6	27.8
Inventory (million pounds Cu)	3.9	4.4	10.1	13.6	3.5
Copper cathode
Production (million pounds)	0.9	-	-	-	-
Sales (million pounds)	0.6	-	-	-	-
Molybdenum concentrate
Grade (%)	0.011	0.009	0.010	0.012	0.011
Recovery (%)	41.4	42.5	34.8	17.5	26.4
Production (thousand pounds Mo)	667	566	480	284	333
Sales (thousand pounds Mo)	731	589	499	110	317
Per unit data (US$ per pound) *
Operating costs of production*	$2.11	$2.19	$1.88	$1.95	$2.09
By-product credits *	(0.35)	(0.21)	(0.18)	(0.04)	(0.15)
Net operating costs of production *	$1.76	$1.98	$1.70	$1.91	$1.94
Off-property costs	0.36	0.50	0.44	0.30	0.40
Total operating costs *	$2.12	$2.48	$2.14	$2.21	$2.34

*Non-GAAP performance measure. See page 19 of this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Gibraltar mine operated at its design capacity of 85,000 tons per day in the second quarter of 2014. Total mill throughput for the second quarter was 7.7 million tons, an increase of 32% over tons milled in the second quarter 2013. Total copper production for the quarter was 38.5 million pounds, a 37% increase over pounds produced in the second quarter of 2013.

A total of 30.2 million tons were mined in the second quarter, a 33% increase over the second quarter of 2013. The shovel mechanical availability issues present in the first quarter of 2014 have been resolved and for much of the second quarter the mining fleet was operating at target rates.

Molybdenum production for the second quarter of 2014 was 667,000 pounds, a 200% increase over the second quarter of 2013 and an 18% increase over the previous quarter, due to higher head grades and increased mill throughput.

Molybdenum recoveries were 41.4% for the second quarter, a 56% increase over the second quarter of 2013 and consistent with the previous quarter. Management’s focus is on improving molybdenum recoveries to achieve the design recovery of 50%.

After 18 months of reconditioning the oxide dumps to improve the recovery of oxide copper, the Gibraltar SX/EW plant successfully recommenced operations with production of 0.9 million pounds of copper cathode in the second quarter of 2014.

Net operating costs of production* per pound
(Q1 2014 compared to Q2 2014)

*Non-GAAP performance measure. See page 19 of this MD&A

In the second quarter of 2014, net operating costs per pound of copper produced were US$1.76, a 12% decrease over the US$1.98 per pound in the previous quarter. This decrease was primarily due to increased by-product credits are a result of the improved performance in the new molybdenum plant and increasing molybdenum prices during the quarter. Also contributing to the decreased unit cost were reduced maintenance costs as the mine fleet, specifically the shovels, returned to normal operating utilization. Mill operating costs were slightly higher than the first quarter due to scheduled mill liner replacements.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Off property costs, including transportation, treatment and refining charges, for the second quarter of 2014 were $0.36 per pound produced, compared to $0.40 per pound produced in the second quarter of 2013. The off property costs in the second quarter of 2014 were reduced by credits for port handling fees. Off property costs are driven by sales volumes, and therefore off property costs per pound produced fluctuates based on differences between production and sales volumes.

The total operating costs, including off-property costs, for the second quarter of 2014 were $2.12 per pound produced, lower when compared to the $2.34 per pound produced in the second quarter of 2013.

REVIEW OF PROJECTS

New Prosperity project

On June 26, 2014 the Supreme Court of Canada declared aboriginal title existed in a defined area of British Columbia historically occupied by the Tsilhqot'in people. While the court decision itself has no direct bearing on the current regulatory status of the project, it clarifies the issue of aboriginal rights and title in the general area of New Prosperity, a complicating factor in advancing the project. The decision is clear - the project is located outside the legally declared title area. With the matter now settled, the opportunity exists for a constructive and mutually beneficial way forward for all parties - Taseko, aboriginal communities, federal and provincial governments.

The Company has initiated two judicial reviews, challenging the federal environmental assessment process and the Federal Government’s decision to not issue the authorizations necessary for the project to advance. The Company expects that it will take several more months before these matters are heard in court.

Aley project

During the second quarter of 2014, the project team continued to refine the successful modification made to the recovery process and the expectation is that the flow sheet will be finalized shortly.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

MARKET REVIEW

Prices (USD per pound for Commodities) (Source: Bloomberg)

Copper traded up to a four-month high price at the end of the second quarter 2014, up six percent during the quarter to US$3.18 per pound. Supporting the upward pricing trend was a continued decline of global copper stocks, which dropped a further 46% during the quarter to approximately 250,000 tonnes, which represents less than five days of global copper consumption.

Economic news in the quarter has also contributed to the strengthening copper price. Following a weak first quarter of 2014, the US economy appears to be strengthening. The Chinese economy has also strengthened with expectations of better than seven percent growth for the second quarter. New laws regarding mineral exports in Indonesia have also contributed to the strengthening copper price.

Molybdenum provides an important by-product credit (reduces operating costs per pound of copper) at Gibraltar. In the second quarter of 2014 the molybdenum price climbed to a high of US$14.75 per pound, its highest level since early 2012.

The Canadian dollar strengthened towards the end of the second quarter of 2014, ending 3% higher than the first quarter at 0.9371 to the US dollar. The overall weaker Canadian dollar, when compared to previous fiscal years, has yielded positive results for our operations, which are affected by the Canadian dollar/US dollar exchange rate. Our product sales are denominated in US dollars, while the majority of our operating expenses are denominated in Canadian dollars.

Fluctuations in the Canadian dollar/US dollar exchange rate can have a significant effect on our operating results and the net operating costs of production, which is reported in US dollar per pound.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL PERFORMANCE

Earnings

Earnings from mining operations increased to $13.3 million in the second quarter of 2014 from $4.6 million in the second quarter of 2013, primarily due to increased revenues and lower unit operating costs partially offset by increased depletion and amortization. The increased revenues are a result of Taseko’s share of Gibraltars copper sales volumes increasing to 29 million pounds in the second quarter of 2014 from 20.8 million pounds in the second quarter of 2013, partially offset by lower realized copper prices. The increased copper sales volumes are a result of the increased production from the Gibraltar Mine expansion, which ramped up during 2013.

In the second quarter of 2014, the Company realized net earnings of $2.6 million ($0.01 per share), compared to a net loss of $14.7 million ($0.08 per share) in the second quarter of 2013.

In the six month period ended June 30, 2014 the Company realized a net loss of $6.5 million ($0.03 per share), compared to a net loss of $25.2 million ($0.13 per share) in the prior year’s period. The decline in net loss is driven by increased copper production combined with decreased unit operating costs.

Included in net earnings are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. These items are in the table below:

	Three months ended			Six months ended
	June 30,			June 30,
(Cdn$ in thousands)	2014	2013	Change	2014	2013	Change
Net (loss) earnings	2,628	(14,721)	17,349	(6,520)	(25,203)	18,683
Unrealized loss (gain) on derivatives	2,660	(4,830)	7,490	(84)	(6,815)	6,731
Unrealized foreign exchange (gains)/losses	(7,198)	6,526	(13,724)	1,282	9,753	(8,471)
Write down of marketable securities	419	4,363	(3,944)	419	13,750	(13,331)
Non-recurring other expenses (income)	-	-	-	-	(430)	430
Estimated tax effect of adjustments	(681)	(1,515)	834	22	(4,065)	4,086
Adjusted net earnings (loss) *	(2,172)	(10,177)	8,005	(4,881)	(13,010)	8,128

*Non-GAAP performance measure. See page 19 of this MD&A

Unrealized gains/losses on derivatives can vary materially each period and have a significant impact on earnings. These amounts represent the change in fair value of our copper put options during the period.

Any impairment in the value of the Company’s marketable securities is written down through profit and loss. For the three month period ended June 30, 2014, the Company determined an impairment loss of $0.4 million was required due to decline in fair value of one of its investments.

The foreign currency translation impact and the unrealized gains and losses on the derivative instruments are removed from the adjusted net earnings measure as they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period. In the second quarter of 2014 the Canadian dollar strengthened in comparison to the immediate prior quarter, this partially reversed a prior recognized foreign exchange loss on Taseko’s senior debt denominated in US dollars. The impact was a foreign exchange gain of $7.2 million for the quarter.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Revenues
	Three months ended			Six months ended
	June 30,			June 30,
(Cdn$ in thousands)	2014	2013	Change	2014	2013	Change
Copper in concentrate	94,755	64,911	29,844	193,649	121,337	72,312
Copper cathode	1,421	-	1,421	1,421	33	1,388
Total copper sales	96,176	64,911	31,265	195,070	121,370	73,700
Molybdenum concentrate	10,084	2,517	7,567	15,174	5,252	9,922
Silver contained in copper concentrate	1,047	763	284	2,059	1,719	340
	107,307	68,191	39,116	212,303	128,341	83,962
(thousands of pounds, unless otherwise noted)
Copper in concentrate *	27,998	20,057	7,941	56,912	36,201	20,711
Copper cathode	424	-	424	424	-	424
Total copper sales	28,422	20,057	8,365	57,336	36,201	21,135
Average realized copper price (US$ per pound)	3.16	3.16	(0.00)	3.12	3.30	(0.18)
Average LME copper price (US$ per pound)	3.08	3.20	(0.12)	3.14	3.42	(0.28)

* This amount includes a net smelter payable deduction of approximately 3.5% to derive net pounds of copper sold.

Copper revenues for the second quarter of 2014 increased by $31.3 million, or 48%, over the second quarter of 2013, due to a 37% increase in copper sales volumes offset by a 10% decrease in average realized copper prices.

The Company’s average realized copper price for the second quarter 2014 was US$3.16 per pound, compared to US$3.16 for the second quarter of 2013. London Metals Exchange (LME) copper prices averaged US$3.08 in second quarter 2014, also down 4% over the average realized in the second quarter 2013 of US$3.20. The Company’s average realized copper price is above the LME’s average due to a portion of the Company’s receivables being revalued in an increasing copper price environment.

Molybdenum revenues for the second quarter of 2014 totaled $10.1 million, an increase of 300% over the $2.5 million for the same quarter of 2013. The increase in revenues was due to a 131% increase in sales volumes combined with a 24% increase in the average realized molybdenum price over the second quarter of 2013.

Copper revenues for the first six month period of 2014 increased by $73.7 million, or 61%, over the prior year period, due to a 58% increase in copper sales volumes combined with a 10% decrease in average realized copper prices.

Molybdenum revenues for the first six month period of 2014 increased by $9.9 million, or 190%, over the second quarter of 2013, due to a 102% increase in molybdenum sales volumes combined with a 32% increase in average realized molybdenum prices.

The overall weakening of the Canadian dollar relative to the US dollar had a significant impact on the quarter when compared to the second quarter of 2013. Copper sales are denominated in US dollars, therefore when the US dollar strengthens against the Canadian dollar revenues increase.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Cost of sales
	Three months ended			Six months ended
	June 30,			June 30,
(Cdn$ in thousands)	2014	2013	Change	2014	2013	Change
Direct mining costs	66,230	45,145	21,085	128,951	85,159	43,792
Treatment and refining costs	7,287	4,085	3,202	14,989	7,497	7,492
Transportation costs	4,012	4,397	(385)	10,524	7,730	2,794
Changes in inventories of finished goods and
WIP	3,113	1,641	1,472	11,735	(4,561)	16,296
Production costs	80,642	55,268	25,374	166,199	95,825	70,374
Depletion and amortization	13,331	8,331	5,000	23,983	14,710	9,273
Cost of sales	93,973	63,599	30,374	190,182	110,535	79,647

Contributing to the period-over-period increase in cost of sales for the second quarter 2014 was a 33% increase in tons mined and a 33% increase in tons milled. For the second quarter 2014, direct mining costs increased by 47% over the second quarter 2013, resulting from higher labour, consumables, fuel and power consumption associated with the increased production levels, as the commissioning of the new concentrator and ramp up of throughput in the mill did not commence until the second quarter of 2013 and was ramping up during that quarter.

Total treatment and refining costs and transportation have increased over the same quarter last year, mostly due to the 33% increase in copper sales over the second quarter of 2013 and the strengthening US dollar.

Contributing to the period-over-period increase in cost of sales for the first six months of 2014 was a 24% increase in tons mined and a 46% increase in tons milled. For the six month period ended 2014, direct mining costs increased by 51% over the prior year period, resulting from higher labour, consumables, fuel and power consumption associated with the increased production levels, as the commissioning of the new concentrator and ramp up of throughput in the mill did not commence until the second quarter of 2013.

Depletion and amortization for the second quarter of 2014 was $13.3 million, a 60% increase from the prior period quarter. The increase is due to a 33% increase in tons mined and milled and more onsite mobile mining equipment to enable a higher mining rate.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Other expenses (income)
	Three months ended			Six months ended
	June 30,			June 30,
(Cdn$ in thousands)	2014	2013	Change	2014	2013	Change
General and administrative	2,920	4,374	(1,454)	7,994	9,351	(1,357)
Exploration and evaluation	2,484	2,374	110	4,232	5,011	(779)
Other operating expenses (income):
Realized loss on copper derivative instruments	1,501	3,074	(1,573)	3,163	6,147	(2,984)
Unrealized (gain) loss on copper derivative instruments	2,660	(4,830)	7,490	(84)	(6,815)	6,731
Other expense (income)	(344)	(282)	(62)	(1,429)	(993)	(436)

During the second quarter 2014, approximately $1.6 million was spent on Aley and approximately $0.7 million was spent on the New Prosperity project, compared to $1.2 million and $0.8 million, respectively, for the second quarter of 2013.

The $2.7 million in unrealized loss on the copper derivative instruments is due to decreases in the fair value of the put options on the outstanding contracts for the remaining six months of 2014.

Finance income & expenses

Finance expenses for the second quarter of 2014 increased by $0.8 million compared to the second quarter of 2013 due to additional equipment financing in the first half of 2014 and the effect of the strengthening US dollar on the US dollar denominated long term debt.

Finance income is primarily comprised of income earned on the promissory note and reclamation deposits. For the second quarter of 2014, finance income is lower than the prior year quarter due to lower interest earned on the reclamation deposits.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Income tax

	Three months ended					Six months ended
	June 30,					June 30,
(Cdn$ in thousands)	2014	2013		Change		2014		2013		Change
Current (recovery) expense	143	(7,695)		7,838		(91)		(7,395)		7,304
Deferred (recovery) expense	1,114	7,775		(6,661)		1,011		8,942		(7,931)
	1,257	80		1,177		920		1,547		(627)
Effective tax rate	32.4%	(0.01%	)	32.4%		(16.4%	)	(6.5%	)	(9.9%	)
Canadian statutory rate	26%	26.0%		-		26%		25.5%		0.5%
BC Mineral tax rate	9.6%	9.8%		(0.2%	)	9.6%		9.8%		(0.2%	)

Current tax expense consists of estimated of BC Mineral taxes, based on production at the Gibraltar mine and taking into account minor adjustments to prior year taxes.

The effective tax rate for the second quarter 2014 was 32.4%, which is lower than the statutory rate of 35.6% . The difference is a result of permanent differences related to non-deductible share-based compensation and expenditures incurred that are not deductible for BC Mineral tax, in addition to unrecognized tax benefits related to foreign exchange and the royalty obligation.

FINANCIAL CONDITION REVIEW

Balance sheet review

		As at
	As at June 30,	December 31
(Cdn$ in thousands)	2014	2013	Change
Cash and equivalents	77,361	82,865	(5,504)
Other current assets	150,321	146,073	4,248
Non-current assets	754,421	741,290	13,131
Total assets	982,103	970,228	11,875
Current liabilities	115,178	116,909	(1,731)
Long-term debt	255,744	259,515	(3,771)
Other liabilities	184,266	167,588	16,678
Total liabilities	555,188	544,012	11,176
Equity	426,915	426,216	699
Working capital	112,504	112,029	475
Net debt	203,011	199,275	3,736
Total common shares outstanding (millions)	195.0	193.4	2

The Company’s asset base is comprised principally of non-current assets, including property, plant and equipment, reflecting the capital intensive nature of the mining business. The current assets include cash, accounts receivable, other financial assets and inventories (supplies and production inventories), along with prepaid expenses and deposits. Production inventories, accounts receivable and cash balances fluctuate in relation to shipping and cash settlement schedules.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Total liabilities increased from $544 million at December 31, 2013 to $555 million as at June 30, 2014. Current liabilities decreased by $1.7 million, due to the reduction of $15.4 million in the royalty obligation, offset by a $11.7 million increase in current payables and a $2 million increase in current portion of long term debt. Long-term liabilities increased by $12.3 million mainly represented by a $3.8 million decrease in long term debt (including the impact of foreign exchange translation) and a $15.7 -million increase in the provision for the environmental rehabilitation (PER).

The PER valuation was adjusted during the second quarter of 2014 for changes in estimated cash flows required to discharge the liability, along with a change in the discount rates. The Bank of Canada long-term benchmark bond rate used as a proxy for long-term discount rates decreased to 2.78% at June 30, 2014 from the 3.2% level at December 31, 2013. Given the long timeframe over which environmental rehabilitation expenditures are expected to be incurred (over 100 years), the amounts of the provision and asset are very sensitive to changes in discount rates.

As at July 28, 2014, there were 195,000,455 common shares outstanding. In addition, there were 11,832,000 director and employee stock options outstanding at July 28, 2014. More information on these instruments and the terms of their exercise is set out in note 21 of our 2013 annual financial statements.

Liquidity, cash flow and capital resources

At June 30, 2014, the Company had cash and equivalents of $77.4 million, a $5.5 million decrease over the $82.9 million reported at December 31, 2013. We maintained our strategy of retaining significant liquidity to fund operations and to reflect the capital intensive nature of the business.

Operating cash flow for the second quarter 2014 was an inflow of $13.5 million compared to an inflow of $25.7 million for the prior-year quarter. Although revenues and earnings were higher in the second quarter of 2014 than the prior year quarter, operating cash flow was impacted in both periods by working capital adjustments related to accounts receivable and the timing of cash receipts.

Cash used in investing activities for the second quarter 2014 was $6.4 million compared to $0.8 million in the prior year quarter. The second quarter of 2014 outflow was primarily related to the purchase of property plant and equipment and capitalized stripping. The prior year quarter’s major components were an outflow of $18.4 on purchase of property, plant and equipment offset by an inflow of $20 million from proceeds of highly liquid money market instruments. The decrease quarter over quarter of property plant and equipment purchase was due to the mine expansion completed in 2013.

Cash used for financing activities for the second quarter 2014 was $15.3 million, primarily due to combined debt repayment and interest charges of $17.4 million, offset by $2.1 million in proceeds from the exercise of stock options. Cash used for financing activities for the prior-year quarter was $1.9 million, primarily due to a combined debt repayment and interest charges of $14.2 million, offset by $1.6 million in proceeds on the issuance of common shares and $10.7 million in proceeds on debt issuance.

Future changes in copper and molybdenum market prices could impact the timing and amount of cash available for future investment in capital projects and/or other uses of capital. To partially mitigate these risks, copper put options are entered into for a portion of our share of Gibraltar copper production. In addition to operating cash flows generated by the Gibraltar mine, alternate sources of funding for future capital or other liquidity needs may include, strategic partnerships, such as the Gibraltar joint venture and the Franco-Nevada gold stream transaction for the New Prosperity project, and debt or equity financings. These alternatives are regularly evaluated to determine the optimal mix of capital resources to address capital needs and to minimize the weighted average cost of capital.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Hedging strategy

The Company’s hedging strategy is to secure a minimum price for a portion of copper production using put options that are either purchased outright or funded by the sale of call options that are significantly out of the money. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and the Company’s capital requirements during the relevant period. The following table shows the commodity contracts that were outstanding as at the date of this document.

	Notional amount	Strike price	Term to maturity	Original cost
At July 28, 2014
Commodity contracts
Copper put option	14.6 million lbs	US$3.00	Q3 2014	$1.2 million
Copper put option	14.6 million lbs	US$2.75	Q4 2014	$1.8 million

The Company spent $3.1 million in the six month period ended June 30, 2014 to acquire additional put options for the third and fourth quarters of 2014, at $3.00/lb. and $2.75/lb. respectively.

Commitments and contingencies

At June 30, 2014, the Company’s share of capital and operating commitments totaled $3.4 million and $7.9 million respectively.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

	2014		2013				2012
($ in thousands,
except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	107,307	104,996	94,916	66,799	68,191	60,150	62,878	60,999
Net earnings (loss)	2,628	(9,148)	(9,756)	120	(14,721)	(10,482)	(5,514)	(3,133)
Basic EPS	0.01	(0.05)	(0.05)	(0.00)	(0.08)	(0.05)	(0.03)	(0.02)
Adjusted net earnings (loss) *	(2,172)	(2,710)	834	(1,851)	(10,177)	(2,833)	(2,680)	2,453
Adjusted basic EPS *	(0.01)	(0.01)	(0.00)	(0.01)	(0.05)	(0.01)	(0.01)	0.01
EBITDA *	23,336	8,858	11,869	15,173	(2,171)	(591)	4,391	1,471
Adjusted EBITDA *	19,217	14,594	17,716	12,545	3,888	9,608	8,170	8,919

(US$ per pound, except where indicated)
Realized copper price *	3.16	3.10	3.18	3.33	3.52	3.47	3.48	3.64
Total operating costs *	2.12	2.48	2.14	2.21	2.34	2.45	2.72	2.50
Copper sales (million pounds)	28.4	28.9	27.0	18.9	20.1	16.1	17.4	16.1

*Non-GAAP performance measure. See page 19 of this MD&A

Financial results for the last eight quarters reflect: volatile copper prices that impact realized sale prices; variability in the quarterly sales volumes due to timing of shipments which impacts revenue recognition; and a trend of increasing absolute production costs caused by increasing production volumes.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in note 3.5 of the 2013 annual financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company’s accounting policies, significant areas where judgment is required include the determination of a joint arrangement and recovery of other receivables.

Significant areas of estimation include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; finished and in-process inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; deferred stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to the financial statements and the 2013 annual consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

CHANGE IN ACCOUNTING POLICIES

Financial instruments: presentation (“IAS 32”)

The Company adopted IAS 32, Financial instruments: presentation (“IAS 32”), on January 1, 2014. IAS 32 establishes principles for presenting financial instruments as liabilities or equity and for offsetting financial assets and financial liabilities.

Based on the Company’s analysis, IAS 32 did not have an impact on the consolidated financial statements for the current period or prior periods presented.

IFRIC Interpretation 21 Levies (IFRIC 21)

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the Interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached.

Based on the Company’s analysis, IFRIC 21 did not have an impact on the consolidated financial statements for the current period or prior periods presented.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the period ended June 30, 2014 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

CHANGE IN BOARD COMPOSITION

Mr. Wayne Kirk, did not stand for re-election as a director at the Company’s AGM held on June 11, 2014. Following this decision the Company decided to change the composition of the Board of Directors by replacing a non-independent director with an independent director, and accordingly George Ireland was appointed as a director on July 7, 2014 and Scott Cousens resigned as a director of the Company. George Ireland is the Chief Investment Officer and Managing Member of Geologic Resource Partners LLC, a significant shareholder of the Company and brings over 30 years of experience in all aspects of the resource sector to Taseko.

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

During the three and six month period ended June 30 2014, the Company incurred total compensation expenses of $1.6 million and $4.8 million respectively for its key management personnel compared to $2.3 million and $4.9 million in the corresponding prior period.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Other related parties

Hunter Dickinson Services Inc. ("HDSI") is a private company which has certain directors in common with the Company. HDSI carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for the Company. The terms and conditions of the transactions are similar to transactions conducted on an arm’s length basis. During the second quarter 2014, the Company incurred general and administrative expenses and exploration and evaluation expenses of $1 million with HDSI compared to $0.9 million for the second quarter of 2013.

The Gibraltar joint venture pays a management fee to Taseko for services rendered as operator of the Gibraltar mine. During the second quarter of 2014, the Company has earned $0.28 million of other operating income for these services rendered, which is the same as the amounts earned in the second quarter of 2013.

During the first quarter 2014, the Company invested $5.0 million in Curis Resources Ltd, a public company with one director in common, which holds mineral property interests.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Net operating costs of production

Total costs of sales include all costs absorbed into inventory, as well as treatment and refining costs and transportation costs. Operating costs of production is calculated by removing net changes in inventory and depletion and amortization from cost of sales. Net operating costs of production is calculated by removing byproduct credits and offsite costs from the operating costs of production. Net operating costs of production per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of net operating costs of production and offsite costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three Months ended		Six Months ended
	June 30,		June 30,
(Cdn$ in thousands, unless otherwise indicated) –
75% basis	2014	2013	2014	2013
Cost of sales	93,973	63,599	190,182	110,535
Less Depletion and amortization	(13,331)	(8,331)	(23,983)	(14,710)
Net change in inventory	(3,113)	(1,641)	(11,735)	4,561
Operating costs of production	77,529	53,627	154,464	100,386
Less by-product credits:
Molybdenum	(10,084)	(2,517)	(15,174)	(5,252)
Silver	(1,047)	(763)	(2,059)	(1,719)
Less offsite costs:
Treatment and refining costs	(7,287)	(4,085)	(14,989)	(7,497)
Transportation costs	(4,012)	(4,397)	(10,524)	(7,730)
Net operating costs of production	55,099	41,865	111,718	78,188
Total copper produced (thousand pounds)	28,858	21,059	54,764	38,479
Net operating costs of production (CAD per pound)	1.90	1.99	2.03	2.03
Average exchange rate for the period (CAD/USD)	1.0902	1.0235	1.0968	1.0161
Net operating costs of production (US$ per pound)	1.76	1.94	1.86	2.0
Net operating costs of production	55,099	41,865	111,718	78,188
Add offsite costs:
Treatment and refining costs	7,287	4,085	14,989	7,497
Transportation costs	4,012	4,397	10,524	7,730
Total operating costs	66,398	50,347	137,231	93,415
Total operating costs (US$ per pound)	2.12	2.34	2.28	2.39

Adjusted net earnings

Adjusted net earnings removes the effect of the following transactions from net earnings as reported under IFRS:

  Unrealized gains/losses on derivative instruments;
  Write down of marketable securities;
  Unrealized foreign currency gains/losses; and
  Non-recurring transactions, including non-recurring tax adjustments.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Six months ended
	June 30,		June 30,
($ in thousands, except per share amounts)	2014	2013	2014	2013
Net (loss) earnings	2,628	(14,721)	(6,520)	(25,203)
Unrealized loss (gain) on derivatives	2,660	(4,830)	(84)	(6,815)
Unrealized foreign exchange (gains)/losses	(7,198)	6,526	1,282	9,753
Write down of marketable securities	419	4,363	419	13,750
Non-recurring other expenses (income)	-	-	-	(430)
Estimated tax effect of adjustments	(681)	(1,515)	22	(4,065)
Adjusted net earnings (loss)	(2,172)	(10,177)	(4,881)	(13,010)
Adjusted EPS	(0.01)	(0.05)	(0.03)	(0.07)

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

  Unrealized gains/losses on derivative instruments;
  Write down of marketable securities;
  Foreign currency translation gains/losses; and
  Non-recurring transactions.

While some of the adjustments are recurring gains/losses on the sale of marketable securities do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

	Three months ended		Six months ended
	June 30,		June 30,
(Cdn$ in thousands, except per share amounts)	2014	2013	2014	2013
Net earnings (loss)	2,628	(14,721)	(6,520)	(25,203)
Add:
Depreciation	13,380	8,461	24,115	14,979
Amortization of stock based compensation	478	213	2,561	1,568
Finance expense	6,535	5,761	13,182	8,054
Interest income	(942)	(1,965)	(2,064)	(3,440)
Income tax expense (recovery)	1,257	80	920	1,547
EBITDA	23,336	(2,171)	32,194	(2,495)
Adjustments:
Unrealized (gain)/loss on derivative instruments	2,660	(4,830)	(84)	(6,815)
Write-down of marketable securities	419	4,363	419	13,750
Non-recurring other expenses (income)	-	-	-	430
Foreign currency translation (gains) losses	(7,198)	6,526	1,282	9,753
Adjusted EBITDA	19,217	3,888	33,811	13,763

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended		Six months ended
	June 30,		June 30,
(Cdn$ in thousands, except per share
amounts)	2014	2013	2014	2013
Earnings from mining operations	13,334	4,592	22,121	17,806
Add:
Depletion and amortization	13,331	8,331	23,983	14,710
Earnings from mining operations before depletion and amortization	26,665	12,923	46,104	32,516